As filed with the Securities & Exchange Commission on August 9, 2004

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2 - Amendment No. 1

SEC File No. 333-117423

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PACIFIC ALLIANCE VENTURES LTD.

(Name of small business issuer in its charter)

Nevada (State or jurisdiction of incorporation or organization)	8742 (Primary Standard Industrial Classification Code Number)	98-0414501 (I.R.S. Employer Identification No.)

Suite C102, 10000 North 31st Avenue

Phoenix, Arizona   85051   USA

Telephone:  (602)252-4477

(Address and telephone number of principal executive offices)

Suite C102, 10000 North 31st Avenue

Phoenix, Arizona   85051   USA

 (Address of principal place of business or intended principal place of business)

Gerald R. Tuskey, Personal Law Corporation

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

(604)681-9588

(Name, Address and telephone number of agent for service)

Approximate date of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    [___]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    [___]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    [___]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    [___]

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to Be Registered	Dollar Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock, Par value $0.001	9,905,100 shares	$0.10	$990,510	$125.50

(1)

The offering price per share for the selling shareholders was estimated solely for the purpose of calculating the registration fee under Rule 457 of the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENTS SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PART I - INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

PACIFIC ALLIANCE VENTURES LTD.

9,905,100 SHARES OF COMMON STOCK

Pacific Alliance Ventures Ltd. is a company organized in the State of Nevada and is a marketing, advertising and publishing company

The selling shareholders named in this prospectus are offering the 9,905,100 common shares of our stock registered through this prospectus.  The shares were acquired by the selling shareholders directly from us in a private offering that was exempt from registration under U.S. securities laws.

Our common stock is presently not traded on any market or securities exchange.

This offering will expire 24 months from the effective date of this prospectus.

____________________

The purchase of the securities offered through this prospectus involves a high degree of risk.  See section entitled "Risk Factors" on page 5.

____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

____________________

The date of this Prospectus is August 9, 2004.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

Our Company

We were incorporated on October 20, 2003 as Pacific Alliance Ventures Ltd. under the laws of the State of Nevada to initiate our business as a marketing, advertising and publishing company.

We have not been involved in any bankruptcy, receivership or similar proceedings.  We have not engaged in any other material re-classification, merger, consolidation or purchase or sale of significant assets not in the ordinary course of business.  Our company has a December 31 fiscal year end.

All dollar amounts in this prospectus are U.S. dollars.

The Offering

Securities being registered:	9,905,100 shares of common stock held by existing shareholders.
Securities Issued:

9,905,100 shares of common stock are issued and outstanding as of the date of this prospectus.  The 9,905,100 shares of common stock to be registered under this prospectus are already issued and may be sold by existing shareholders.

Use of Proceeds:	We will not receive any proceeds from the sale of shares sold by the selling shareholders.

Expiration Date

This offering will expire 24 months from the effective date of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below and the other information in this prospectus and any other filings we make with the SEC in the future before investing in our common stock.  If any of the following risks occur, our business, operating results and financial condition could be seriously harmed.  The value of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We have a short operating history and revenue from a small number of clients.  These facts make it difficult for you to judge the probability of our success.

We have a short operating history and minimal revenues from operations since our incorporation.  We have no significant assets or financial resources.  Our lack of operating history makes it very difficult for you to make an investment decision based upon our managerial skill.  In the event our business fails as a result of our lack of experience, you could lose your entire investment.

Our management is under no contractual obligation to remain with us and their departure could cause our business to fail.

No member of management has signed a written employment agreement with us and we cannot afford to pay management members.  In the event Mr. Tuskey or Ms. King decide to resign as directors or officers of our company, we may be unable to attract other qualified officers and directors.

Reliance on contracting parties.

Our marketing, advertising and publishing business is reliant upon contracted designers, writers and editors.  These contractors are under no contractual obligation to continue to work with our company other than on a project by project basis.  In the event we are unable to continue to retain the services of qualified contractors, we would be unable to service our clients' needs.  In this event, our business would suffer and you could lose your entire investment.

We have limited capital reserves to finance expansion or to protect our company from a down turn in business.

We have cash reserves of approximately $130,000.  These cash reserves may prove to be insufficient to fund future expansion or to maintain our company's operations in the event of a prolonged down turn in business.  In the event we are unable to raise additional capital, our business may fail and you may lose your entire investment.

Our common shares are not quoted on any exchange or listing service.  Our common shares are penny stock.

Persons who acquire our common shares have limited liquidity or opportunity to sell their shares and may not be able to recover any funds which have been invested in our common shares.  Our common shares fall within the definition of a penny stock.  In the event our shares become quoted on an exchange or listing service, all transactions involving our shares will be subject to special rules established by the Securities and Exchange Commission which require brokers and dealers to complete due diligence on penny stocks being acquired on behalf of clients.  These requirements are onerous and may make an investment in penny stocks less appealing to certain investors which could affect your ability to sell our common shares.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties.  We use words such as "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify such forward-looking statements.  You should not place reliance on these forward-looking statements.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the Risk Factors section and elsewhere in this prospectus.

USE OF PROCEEDS

All of the common shares being registered under this prospectus are owned by existing shareholders of our company.  In the event registered shares are sold in the future, all proceeds will accrue to the selling shareholders.

DETERMINATION OF OFFERING PRICE

It is not currently possible to determine a price at which the shares being registered under this prospectus may be sold.  The shares being registered were acquired by our shareholders at $0.01 per share.  Our common shares are not quoted or listed on any exchange.  Future sales of the registered shares either through private transactions or a future listing will be determined by market forces and the independent decisions of selling shareholders.

DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding.  Accordingly, there will be no dilution to our existing shareholders.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock.  We currently intend to retain future earnings, if any, to finance the expansion of our business.  We do not anticipate paying any cash dividends in the foreseeable future.

SELLING SHAREHOLDERS

The selling shareholders named in this prospectus are registering a total of 9,905,100 common shares for possible future resale.  9,872,100 common shares being registered were issued to the selling shareholders under Regulation S and 33,000 common shares being registered were issued to the selling shareholders under Rule 506 of Regulation D on December 31, 2003.

The following table provides information regarding the beneficial ownership of our common stock held by each of the selling shareholders as of August 9, 2004.

To the best of our knowledge, the shareholders in the table that follows are the beneficial owners and have the sole voting and investment power over all shares or rights to the shares reported.

Name and Address of Selling Shareholder	Shares Owned Prior To this Offering	Total Number Of Shares being Registered by Selling Shareholder	Current Percent of Company Shares Owned
Renata Kubicek Vancouver, B.C.	10,000	10,000	0.10%
Gerald J. Shields Vancouver, B.C.	50,000	50,000	0.50%
Sandra Ann Hughes Surrey, B.C.	50,000	50,000	0.50%
Brian Tuskey Courtenay, B.C.	40,000	40,000	0.40%
Mary Ann Myers West Vancouver, B.C.	25,000	25,000	0.25%
John Furlan Calgary, Alberta	50,000	50,000	0.50%
Rick Gateman Calgary, Alberta	50,000	50,000	0.50%
John Jardine West Vancouver, B.C.	50,000	50,000	0.50%
Gail Fish West Vancouver, B.C.	50,000	50,000	0.50%
Allen Wilson Vancouver, B.C.	50,000	50,000	0.50%
Andrew Allan West Vancouver, B.C.	50,000	50,000	0.50%
Judy Morey Calgary, Alberta	20,000	20,000	0.20%

Rob Furlan Calgary, Alberta	50,000	50,000	0.50%
Sandra Furlan Vancouver, B.C.	50,000	50,000	0.50%
Erin Strench Vancouver, B.C.	40,000	40,000	0.40%
John Logan Vancouver, B.C.	50,000	50,000	0.50%
Mark Haggerty West Vancouver, B.C.	6,800	6,800	0.07%
Diane Rees West Vancouver, B.C.	4,400	4,400	0.04%
Todd Demond Port Moody, B.C.	6,000	6,000	0.06%
Charles Michael Riesterer Richmond, B.C.	5,200	5,200	0.05%
Linda Ann Riesterer Richmond, B.C.	5,600	5,600	0.05%
Leonard MacMillan San Diego, CA	8,000	8,000	0.08%
Linda MacMillan Surrey, B.C.	5,200	5,200	0.05%
Wayne Melvin Vancouver, B.C.	7,600	7,600	0.07%
Christopher Kelly Surrey, B.C.	5,200	5,200	0.05%
Lewis Dillman Vancouver, B.C.	6,800	6,800	0.07%
Curt Huber Vancouver, B.C.	7,200	7,200	0.07%
Jeff Fawcett North Vancouver, B.C.	6,800	6,800	0.07%
Ralph Huber Vancouver, B.C.	6,000	6,000	0.06%
Sylvia Dillman Vancouver, B.C.	6,400	6,400	0.06%
Klaus Godber Gevenich Kelowna, B.C.	6,000	6,000	0.06%
Valerie Yvette Gevenich Kelowna, B.C.	6,000	6,000	0.06%
Chris Dougans Kelowna, B.C.	15,000	15,000	0.15%
Gloria Czegledi Kelowna, B.C.	15,000	15,000	0.15%
Gloria Taylor Peachland, B.C.	5,000	5,000	0.05%
Val Leahy Winfield, B.C.	7,500	7,500	0.07%
Susan Herunter North Vancouver, B.C.	7,500	7,500	0.07%
Herb Herunter North Vancouver, B.C.	7,500	7,500	0.07%
Ross Smyth Burnaby, B.C.	5,000	5,000	0.05%

Irene Dougans West Vancouver, B.C.	15,000	15,000	0.15%
Cal Bunka Santa Maria, CA	15,000	15,000	0.15%
Christine Sandra Jacobson Chilliwack, B.C.	6,000	6,000	0.06%
Roger Allen Jacobson Chilliwack, B.C.	5,600	5,600	0.05%
Karen Louise Ogryzlo-Denman Matsqui, B.C.	6,800	6,800	0.06%
Velda King Phoenix, Arizona	10,000	10,000	0.10%
Gerald R. Tuskey West Vancouver, B.C.	500,000	500,000	5.05%
Nicholas W. Baxter Buckinghamshire, UK	1,500,000	1,500,000	15.14%
Lynwood S. Bell Anguilla, B.W.I.	500,000	500,000	5.05%
Graham Crabtree Anguilla, B.W.I.	500,000	500,000	5.05%
Gillian M. Dougans Kelowna, B.C.	500,000	500,000	5.05%
Chris Bunka Kelowna, B.C.	500,000	500,000	5.05%
Cody Bateman Richmond, B.C.	500,000	500,000	5.05%
Sean Jordan Toronto, Ontario	750,000	750,000	7.57%
Kevin Bell Prince George, B.C.	750,000	750,000	7.57%
Melanie Bell Warwick, Bermuda	750,000	750,000	7.57%
Lloyd Blackmore St. Georges, Bermuda	750,000	750,000	7.57%
Ryan Bateman Pembroke, Bermuda	750,000	750,000	7.57%
Katrin Braun Surrey, B.C.	750,000	750,000	7.57%

PLAN OF DISTRIBUTION

The selling shareholders are offering their shares for sale at $0.10 per share.  The shares offered by the selling shareholders under this registration statement will be offered at $0.10 per share until such time as the Company's shares may become listed on the OTC Bulletin Board or other specified securities market.  At such time as the Company's shares may become quoted or listed, the selling shareholders may offer them at prevailing market prices or at privately negotiated prices.

We are bearing all costs relating to the registration of the common stock under this prospectus.  Any other fees payable in connection with any sale of the common stock, however, will be borne by the selling shareholders or other party selling such common stock.

The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 in the offer and sale of their common stock.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors and officers are as follows:

Name	Age	Position
Velda King	56	President, C.E.O. and Director
Gerald R. Tuskey	44	C.F.O., Secretary, Treasurer and Director

Our officers and directors will serve until the next annual meeting of the shareholders or until his/her death, resignation, retirement, removal, or disqualification, or until his/her successors have been elected.  Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors.  Our officers serve at the will of the Board of Directors.  There are no family relationships between any executive officer and/or director.

Resumes

Velda King

Ms. King was appointed as a director and officer of our company on October 20, 2003.  Ms. King is an experienced publishing and marketing executive with a background in accounting and finance.  From 1982 - 1990, Ms. King was General Manager for Research Publications, Inc.  Ms. King was specifically focused on the accounting and marketing needs of clients.  From 1990 - current, Ms. King has been the owner and C.E.O. of Publishers Management Corp., a niche marketing and publishing company.  Publishers Management Corp. provides administrative and operations assistance to small, independent publishers and writers, including order processing and fulfillment, accounting and administration of printing and distribution.  Ms. King does not serve a director or officer of any public or reporting companies.

Gerald R. Tuskey

Mr. Tuskey was appointed as a director and officer of our company on October 20, 2003.  For the past 11 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia.  Mr. Tuskey has 18 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients.  Mr. Tuskey is a former director and corporate secretary of Arawak Energy Corporation (formerly A&B Geoscience Corporation) which is a publicly listed oil and gas exploration and development company with concession interests in the Republic of Azerbaijan.  Mr. Tuskey was a director of Arawak Energy Corporation from 1993 to 2002.  Mr. Tuskey takes primary responsibility for our company's capital structuring, financing activities and corporate and regulatory filings and compliance.

Mr. Tuskey is also a director and officer of Fidelity Capital Concepts Limited which is a reporting company under the Securities Exchange Act of 1934.  Mr. Tuskey served as a director of Fidelity Capital Concepts Limited from October 30, 1999 to February 29, 2000 and was then re-appointed a director on September 12, 2003.  Mr. Tuskey is responsible for Fidelity Capital Concepts Limited's capital structuring, financing activities and corporate and regulatory filings and compliance.  Fidelity Capital

Concepts Limited is in the business of wholesale and retail garment sales through the internet and via mail order.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers.  Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Gerald R. Tuskey Director Suite 1000, 409 Granville Street Vancouver, B.C. V6C 1T2	500,000 shares Direct Ownership	5.05%
Common	Lynwood S. Bell 3000 The Technology Campus P.O. Box 213 Anguilla, B.W.I.	500,000 shares Direct Ownership	5.05%
Common	Nicholas W. Baxter 782 South Seventh Street Central Milton Keynes Buckinghamshire MK9 2PT U.K.	1,500,000 shares Direct Ownership	15.14%
Common	Gillian M. Dougans 5774 Deadpine Drive Kelowna, B.C. V1P 1A3	500,000 shares Direct Ownership	5.05%
Common	Graham Crabtree 294 Heywood House Anguilla, B.W.I.	500,000 shares Direct Ownership	5.05%
Common	Cody Bateman Suite 504 7831 Westminster Hwy. Richmond, B.C. V6X 4J4	500,000 shares Direct Ownership	5.05%
Common	Melanie Bell #1 Smithfield Manor, 5 Riddells Bay Road Warwick WK04 Bermuda	750,000 shares Direct Ownership	7.57%
Common	Chris Bunka 5774 Deadpine Drive Kelowna, B.C. V1P 1A3	500,000 shares Direct Ownership	5.05%

Common	Sean Jordan Suite 1, 1909 Queen Street East Toronto, Ontario M4L 1H3	750,000 shares Direct Ownership	7.57%
Common	Kevin Bell 1160 - 20th Avenue Prince Georgia, B.C.	750,000 shares Direct Ownership	7.57%
Common	Lloyd Blackmore 18 Queens Street St. Georges, Bermuda	750,000 shares Direct Ownership	7.57%
Common	Velda King Director Suite C102 10000 N. 31st Avenue Phoenix, Arizona 85051	10,000 shares Direct Ownership	0.10%
Common	Katrin Braun 8095 - 170th Street Surrey, B.C. V4N 4Y7	750,000 shares Direct Ownership	7.57%
Common	Ryan Bateman 2 Tablerock Avenue Pembroke, Bermuda HM04	750,000 shares Direct Ownership	7.57%
Common	Management as a Group including all executive officers (2) and directors (2)	510,000 shares Direct Ownership	5.15%

The balance of our outstanding common stock is held by 44 persons.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share.

The following description of our capital stock discloses all material information relating to our common stock.  The description is subject to and qualified in its entirety by our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Nevada law.

Common Stock

As of August 9, 2004, there were 9,905,100 shares of common stock issued and outstanding that were held by 58 shareholders of record.

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders.  Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.  Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors.  In that event, the holders of the remaining shares of common stock will not be able to elect any directors.  In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts.  All shares of our common stock issued and outstanding are fully paid and non-assessable.  Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares.  9,905,100 of our shares owned by existing shareholders are being registered under this registration statement.  These shares will become free trading if this registration statement becomes effective.  500,000 of our 9,905,100 issued shares are held by Mr. Gerald Tuskey, a director of our company and 10,000 of our 9,905,100 issued shares are held by Ms. Velda King, a director of our company.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries.  Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada Revised Statutes (the "NRS") and our Bylaws.  We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction.  We will then be governed by the court's decision.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

Our company was incorporated on October 20, 2003 under the laws of the State of Nevada.  Our corporation has no parent corporation nor does it have any subsidiaries.  Since the date of our incorporation, no director or officer of ours has had any direct or indirect material interest in any transaction or proposed transaction to be completed by our company.  Since the date of our incorporation, we have had no transactions with any promoters of our corporation.

DESCRIPTION OF BUSINESS

Business Development

We were incorporated on October 20, 2003 under the laws of the State of Nevada to initiate our business as a marketing, advertising and publishing company.

We have not been involved in any bankruptcy, receivership or similar proceedings.  We have not engaged in any other material re-classification, merger, consolidation or purchase or sale of significant assets not in the ordinary course of business.  Our company has a December 31 fiscal year end.

(i)

Our Principal Products and Their Markets

We are a marketing and advertising service provider.  Primarily, we design marketing and advertising campaigns for corporate clients wishing to increase awareness of their products, services, corporate image and general corporate branding.  Since marketing and advertising is an extensive business across many business sectors, we have focused our niche primarily in direct target marketing.

We conduct our operational business through our offices in Phoenix, Arizona.  Our C.F.O. and Secretary is located in Vancouver, British Columbia and our regulatory and corporate affairs are handled in that office.  We intend to gradually increase our availability to corporate clients across North America in part through increased internet exposure as well as through traditional sales calls.  We work with a number of freelance designers, writers, and editors which enables us to react to customer demands without the need to incur large fixed overhead costs.  Thus, our day-to-day costs of business are minimal and we are able to quickly expand our operations if we are engaged by larger clients.  We do not currently have an operating website or Internet presence although we intend to develop an Internet website in the future as our cash resources permit.

We make and receive direct sales calls in our Phoenix office.  We design marketing and branding campaigns in conjunction with our clients and rely in part on our ability to custom-design marketing solutions in response to client’s needs to help us secure additional business.  We have sufficient funding for our current needs and will consider expansion through the acquisition of similar companies in cash or stock transactions.

We might be considered a "publisher" to the extent that we create and coordinate the production and distribution of marketing and advertising materials.  However, we do not publish any periodicals, magazines, books, newsletters or other for-fee publications.

Much of the publishing we will do will be for direct target marketing.  Direct target marketing is an industry that delivers advertisements to persons who are statistically likely to have an interest in particular products or services. As an example, regular readers of an automotive magazine are more likely to be interested in purchasing automotive products and services than the readers of a gardening magazine.  Subscribers of the automotive magazine are known to have an interest in automobiles by their subscription to an automotive magazine.  Those subscriber lists can be rented from list rental agencies to advertisers wanting to send advertisements to those same automotive magazine readers. The direct marketing industry is based on this premise, and as a company we rent applicable lists of targeted consumers who are reasonably expected to show a heightened interest in whatever product or service our client is offering.

We work with a number of freelance designers, writers and editors which enables us to react to customer demands without the need to incur large fixed overhead costs. Our objective is to minimize our day-to-

day costs while retaining the ability to quickly expand our operations if we are engaged by larger clients. We have not entered into formal agreements with these subcontractors thus there is no assurance that they will be available to work with us in the future.

Our CEO, Velda King, makes and receives direct sales calls in our Phoenix office.  We design marketing and branding campaigns in conjunction with our clients and rely in part on our ability to custom-design marketing solutions in response to client’s needs to help us secure additional business.  We have sufficient funding for our current needs and will consider expansion through the acquisition of similar companies in cash or stock transactions.

Our primary goal is to strengthen our position as a regional marketing and advertising service provider and to become a national service provider.  We believe that by maintaining our “hands-on” custom-designed marketing solutions, our plans for growth are realistic.

(ii)

Distribution Methods of Our Products and Services.

Our office in Phoenix is sufficient to support our current levels of business activity, and can support increased levels of activity.  Ultimately, we plan to build and maintain an internet presence as a method of introducing our marketing services to wider geographical areas at minimal cost.

After consultations with our clients, we produce mock-ups of intended advertising material.  The freelance writers, designers, and editors who we work with create complete advertisements or marketing packages that are then printed in whatever quantity our client requests.  We then work with data management companies and list rental agencies to gain access to groups of individuals who have expressed interest in products or services similar to those offered by our clients.   Finally, the advertisement is sent via U.S. Mail.

(iii)

Status of Any Publicly Announced New Product or Service.

We have no plans for new products or services that we do not already offer.

(iv)

Competitive Business Conditions and Our Competitive Position in the Industry and Methods of Competition.

Marketing and advertising is a mature, wide-ranging business.  As such, we face extensive competition that is difficult to quantify.  We have hundreds or thousands of competitors.  There are few barriers for others to enter the marketing and advertising industry.  Our competitive position within our industry is determined by our ability to provide responsive marketing campaigns to our client’s satisfaction.  The unique intellectual approach we use in any given advertising campaign is the determining factor of our competitive stature.  In order to retain our clients' trust and grow our client list, we will have to develop creative advertising campaigns on a continual basis.

(v)

Sources and Availability of Raw Materials and the Names of Principal Suppliers

Since we provide intellectual services and concepts, we directly receive no raw materials.  We do engage various sub-contractors in the U.S. to provide services such as design and editing.  We also engage commercial printers who provide paper and printing services.  Freelance writers, editors and designers are extensively available and we have no need to rely on exclusive agreements.  Commercial printers are also available for hire extensively across the U.S. at competitive rates and we do not intend to rely on any single subcontractor.  Management believes we enhance our competitiveness by not relying on single source subcontractors.

(vi)

Dependence on One or a Few Major Customers.

To date, all of our revenue has been derived from one customer and one marketing and advertising contract.  We have no way of knowing whether our initial customer will require future marketing and advertising services from our company.  We are currently processing additional contracts which we will complete in 2004 and are currently working on two small contracts from one additional customer.  Our latest contracts are for the provision of creative and art and design work.  We are also sourcing new advertising and marketing work to build out our work in progress inventory for 2004.  Although there can be no assurance of future contracts, we have no reason to believe we will not be able to continue to secure additional work.  At this early stage in our development, we may rely on only one or two major clients at any time.  Over the course of a calendar year, this may result in our company serving only five or six major clients and a few less significant clients.  Our intent is to expand our annual business to 15-20 major clients as we expand our sales efforts.

(vii)

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration.

Our company does not own any patents or trademarks.  We are not party to any labor agreements or contracts.  Licenses, franchises, concessions and royalty agreements are not part of our business.  Depending upon the particular needs and demands of our clients, we may from time to time own the copyrights to the intellectual material we produce.  In this regard, our services can be protected from infringement by others and remain our exclusive property.

(viii)

Need for any government approval of principal products or services

The marketing and advertising industries are governed by various state and federal laws.  We operate within all applicable laws.  There are no specific approvals which we require from any government or official agency with regard to our business of marketing.

(ix)

Effect of existing or probable governmental regulations on our business.

Management is unaware of any existing or probable government regulations which would have a positive or negative impact on our company's business.

(x)

Estimate of the amount spent during each of the last two fiscal years on research and development activities.

We have not expended any funds on research and development activities and do not expect to do so in the foreseeable future.

(xi)

Costs and effects of compliance with environmental laws (federal, state and local).

We are not subject to compliance with any local, state or federal environmental laws.

(xii)

Number of total employees and number of full time employees.

We currently have two part time employees.  Our C.F.O. and Secretary, Mr. Gerald Tuskey, works for our company on a part time basis.  He devotes approximately 10 hours per month to our business and concentrates on administrative matters and regulatory requirements.  Mr. Tuskey does not participate in the creation or production of client’s marketing and advertising programs.  Our C.E.O., Ms. Velda King, also works for our company on a part time basis but her workload will fluctuate and is effectively a full time job when large job orders are received.  Ms. King initiates and accepts sales calls and processes and coordinates all the sub contractors and freelance consultants required to fulfill our client’s needs.  She also provides creative themes, suggestions and guidance towards the fulfillment of marketing and advertising material, helping turn client’s ideas into workable advertisements.  Our company relies upon Ms. King’s expertise to such a large extent that our business would face a substantial risk should we lose her services.  On a day to day basis, Ms. King tries to locate new clients and manage existing clients.  Ms. King is not party to an employment agreement.

PLAN OF OPERATION

Our current working capital of approximately $130,000 is sufficient to fund the continuing operations and expansion of our business for the next 12 months.  It is also sufficient to pay the expenses associated with our reporting company obligations including increased accounting and legal fees.

We do not anticipate requirement for major capital expenditures during the next 12 months related to our ongoing business.  We do not conduct research and development and subcontract all actual production. Existing casual relationships with freelance designers and editors and their attendant costs are expected to remain relatively constant due to normal marketplace competition.  Costs for these services differ depending on the individual project with such variables as the number of pages, types of printing, number of colors, etc, all affecting the cost of any given project.  As a general guide, costs of US$1,000 per page for editors and US$500 per page for design are typical.  We have sufficient office space to accommodate existing and expanded operations for the next 12 months.

Contract employees are hired as needed.  There are no immediate plans to hire permanent employees.  We do not store goods in warehouses as this is a function performed by the commercial printers whom we engage to produce and distribute our advertising materials.

The following is a discussion of our general plan of operation for the next 12 months.  This plan of operation will be implemented by our C.E.O. and is based on her prior experience in the publishing and marketing industries.

Our primary target market is mid-sized companies trying to build brand, product and/or service recognition for their products, services, and companies.  These mid-sized companies are large enough to be able to fund significant marketing efforts, yet small enough to be aware that they need to differentiate themselves from their competitors in order to excel in their particular market sectors.  Because of our limited human resources we are not able to focus on any single industry and must accept clients from any industry.  There is a risk that our lack of industry focus could be construed by potential clients as a lack of expertise in their particular industry.

Because of the size and evolution of our clients, they usually do not have more than one person in their own companies devoted to marketing and promotions.  They are aware of their marketing needs, but not able to fulfill those needs internally.  This is different from larger companies that frequently are capable of designing and fulfilling their marketing and advertising requirements in-house; or smaller companies that are not sufficiently large to develop the budgets required for effective direct marketing campaigns.

Thus, our services fit a real need for marketing expertise.  Our attention to detail and custom-designed advertising programs are generally beyond the capabilities of any of our client’s to perform in-house.

Our potential clients can exist in any business sector that relies on an appeal to individual retail customers or end-users of a product or service, or in any business that wishes to improve their public image or build their brand awareness in their particular marketplace.  For this reason, our clients could span virtually all business sectors.

Our cost of sales varies depending on the type of services or the exact type of work we are performing.  In general terms, if we propose work that specifies the provision of creative ideas, artwork and design, then we obtain non-binding price estimates from a number of potential sub-contractors to perform those functions, add a suitable and competitive administration fee and profit margin, before submitting the proposal to our potential client.  Our fees and profit margins are as aggressive at any given time as we feel the market will bear.  Those specific fees and margins might be stronger or weaker depending on many factors including but not limited to; general economic activity; advertising and marketing activity; number and quality of vendors offering marketing and advertising services; number and quality of subcontractors offering specified services; market prices of raw goods needed by subcontractors, such as trucking costs; paper and ink costs; US Postal rates; and other factors.

Growth

We are a young company although we have seasoned professionals as management.  We have a limited operating history and have relied on a small number of contracts.  Despite our limited operating history we have generated positive cash flow and net income.  Our present financial condition is stable and we expect to be able to operate profitably in the future.

In our next 12 months of operation, our primary focus will be to solidify our market share in the Southwest United States.  We would like to target the retail sales industry to be able to supply some of its marketing and advertising needs because of its pervasive scope.  We have not yet made meaningful progress penetrating this industry.  Our secondary focus will be to initiate our business presence in new geographic regions in other areas of North America, initially through an internet build-up, and eventually through the opening of additional sales offices.

Management expects to be able to maintain current creative control and head office functions in our existing Phoenix office.  Because our business model currently relies on strong and diverse relationships with various subcontractors and freelance professionals, we believe we can accommodate expected growth rates with little or no requirements for additional capital or infrastructure.

Our rate of expected growth cannot be determined because it relies in large part on the general strength of the overall economy and the advertising and marketing needs of divergent sectors within the broader economy.  Fundamentally, it is the rates of growth and sales of our clients that determines our potential growth rate.  Eventually our rate of growth could slow, based on the demands upon the time of our key personnel.  If our revenue and project growth exceeds the capacity of current management to properly execute future marketing projects, then we will need to determine whether to engage additional full time senior management at that time.

Management considers its current ability to provide exceptional customer service with creative intellectual capital to be our strongest asset.  As long as we continue to deliver these attributes to clients, we believe our business can grow successfully.

Sales and Payment

All significant marketing projects commence when a sizable deposit has been made by the client.  We do not incur significant external expenses, nor do we contractually expose ourselves to significant external expenses with subcontractors, until such time as performance payments from our clients are received.  We expect each contract to approximate the following schedule: a progress payment of 10% received at signing of contract; another progress payment of 30% received when the intellectual advertising material has been created and accepted by the client; another progress payment of 30% received before printing and production; and a final progress payment of 30% received before delivery to the U.S. Post Office.  Accordingly, we generally are not exposed to significant cash flow risks.

As marketing service agreements are relatively short-term in nature, revenue is recognized when agreements are complete.  We record revenue when it is actually received.  Expenses such as printing and postage are not incurred until our client has submitted progress payments to cover such expenses.  Revenue received is not refundable to the client and we do not make performance claims that could expose us to future liabilities.

Because we do not actually print or produce hard goods, we have no significant capital equipment costs. Instead, our costs are mostly associated with the contracting out of services and production after we have already received payment from a client.  We have already achieved our first major milestone which was completion of a large advertising contract and are currently working on two smaller contracts.  This includes receiving progress payments; working with subcontractors including editor; designer; printer; and shipper; and, receiving final payment.  Our first large contract was successfully performed from start to finish in less than 90 days, which we expect to be typical of potential new contracts in the future.  In the future, we expect to be able to secure additional similar contracts, the exact completion time for which would be determined at the time of contract negotiations.  We would expect future completion periods to be approximately 90 days.

Since we generally offer a fixed price to our clients, there is a risk that we could underestimate our costs to perform such work and thus complete any given project at a loss. If we were to be exposed to sudden cost volatility and our costs to complete printing, design and editing were to rise sharply, there is no assurance we could obtain additional project funds from our clients. We generally do not require extended periods of time to execute our contracts and believe cost volatility is an acceptable business risk.

Inventory and Shipping

We do not warehouse any kind of inventory because we provide mainly intellectual services, with actual finished goods provided by subcontractors.  Delivery of advertising medium is generally achieved via U.S. Post.

DESCRIPTION OF PROPERTY

Office Premises

We operate from our offices at Suite C102, 10000 North 31st Avenue, Phoenix, Arizona  85051.  Space is currently provided on a rent free basis by Velda King who is the President and Chief Executive Officer of our company.  Ms. King is not currently accruing rent.  This policy will be re-evaluated at the end of our first full fiscal year.  We are not a party to any lease.  It is anticipated that this arrangement will remain until we are able to generate significant revenue from operations and require additional space for warehousing or new employees.  Management believes that our current office space will meet our needs for the next 24 months.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our company has not entered into any related party transactions.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no trading market for our common stock.  There has been no trading market to date.  Management has not discussed market making with any market maker or broker dealer.  We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price

Our common stock is not quoted at the present time.  The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

  that a broker or dealer approve a person's account for transactions in penny stocks; and

  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person; and

  make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

  sets forth the basis on which the broker or dealer made the suitability determination; and

  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale.  Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Subscriptions for our issued common shares were received by our company during the period August, 2003 to December, 2003.  By resolution dated December 31, 2003, we issued all 9,905,100 of our currently issued common shares.  At present, none of our common shares can be sold pursuant to Rule 144 under the Securities Act as the initial one year hold period has not been satisfied.

Holders

There are fifty eight (58) holders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

Our registrar and transfer agent is The Nevada Agency & Trust Company, Suite 880, 50 West Liberty Street, Reno, Nevada  89501, telephone:  (775)322-0626, facsimile:  (775)322-5623.

EXECUTIVE COMPENSATION

Management of our company earns the compensation set out in the following Summary Compensation Table.

SUMMARY COMPENSATION TABLE
Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Option/SARs (#)	LTIP Payouts ($)	All Other Comp- ensation ($)
Velda King President, C.E.O. and Director	2003 2004	$0.00 $12,000	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	0 0	$0.00 $0.00	$0.00 $0.00
Gerald R. Tuskey, C.F.O., Secretary, Treasurer and Director	2003 2004	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	0 0	$0.00 $0.00	$0.00 $0.00

Stock Option Grants

We did not grant any stock options to any executive officers or directors during our most recent fiscal year ended December 31, 2003.  We have not granted any stock options to any executive officers or directors since December 31, 2003.

Employment Agreements

We do not have an employment or consulting agreement with Ms. Velda King, our President, C.E.O. and Director, Mr. Gerald R. Tuskey, our C.F.O., Secretary, Treasurer and Director.

INDEPENDENT PUBLIC ACCOUNTANTS

Our audited financial statements for the year ended December 31, 2003 and the related statements of loss and deficit, stockholders deficiency and cash flows appearing in this prospectus, have been included herein in reliance on the report of Peterson Sullivan, P.L.L.C., given on the authority of said firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

The following unaudited financial statements for the three months ending March 31, 2004 and audited financial statements for the year ending December 31, 2003 are attached to this report and filed as a part of this Registration Statement.

PACIFIC ALLIANCE VENTURES LTD.

BALANCE SHEET

March 31, 2004

(Unaudited)

ASSETS
Current Assets
Cash	$ 118,724
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Taxes payable	$ 649
Stockholders' Equity
Common stock, par value $.001, authorized 100,000,000
shares; issued and outstanding 9,905,100 shares	9,905
Additional paid-in capital	87,018
Retained earnings	21,488
118,411
Stock subscriptions receivable	(336)
118,075
$ 118,724

See Notes to Financial Statements

1

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2004

(Unaudited)

Revenues, marketing income	$ -
Expenses
Professional services	6,392
Salaries	3,000
Tax and licenses	452
Other	21
Net loss	$ (9,865)
Basic and diluted net loss per common share	$ (0.00)
Weighted average number of common shares outstanding	9,905,100

See Notes to Financial Statements

2

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Period From January 1, 2004 to March 31, 2004

(Unaudited)

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Total Stockholders' Equity

Balances, December 31, 2003	9,905,100	$ 9,905	$ 87,018	$ 31,353	$ (5,000)	$ 123,276
Cash received on subscribed common
stock					4,664	4,664
Net loss				(9,865)		(9,865)
Balances, March 31, 2004	9,905,100	$ 9,905	$ 87,018	$ 21,488	$ (336)	$ 118,075

See Notes to Financial Statements

3

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2004

(Unaudited)

Cash Flows From Operating Activities
Net loss	$ (9,865)
Adjustment to reconcile net loss to net cash from operating activities
Decrease in taxes payable	(6,468)
Cash flows from operating activities	(16,333)
Cash Flows From Financing Activity
Cash received on subscribed common stock	4,664
Net change in cash	(11,669)
Cash at the beginning of the period	130,393
Cash at the end of the period	$ 118,724
Cash paid for income taxes	$ 8,117

See Notes to Financial Statements

4

NOTES TO FINANCIAL STATEMENTS

Note 1.  Organization and Significant Accounting Policies

Organization

Pacific Alliance Ventures Ltd. ("the Company") was formed October 20, 2003 and is a marketing and advertising service provider.  The Company designs marketing and advertising campaigns for corporate clients wishing to increase awareness of their products, services, corporate image and general corporate branding.

The Company conducts its business through offices in Phoenix, Arizona, and Vancouver, British Columbia, and intends to gradually increase its availability to corporate clients across North America.  The Company works with a number of freelance designers, writers, and editors who enable the Company to react to customer demands without the need to incur large fixed overhead costs.

The Company's offices are currently provided on a rent free basis by the President and Chief Executive Officer of the Company.  Due to limited Company operations, any facilities expenses are not material and have not been recognized in these financial statements.

The Company designs marketing and branding campaigns in conjunction with its clients and relies on its ability to custom-design marketing solutions in response to client's needs to secure additional business.

Interim Period Financial Statements

The interim period financial statements have been prepared by the Company pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC").  Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such SEC rules and regulations.  The interim period financial statements should be read together with the audited financial statements and accompanying notes included in the Company's audited financial statements for the period ended December 31, 2003.  In the opinion of the Company, the unaudited financial statements contained herein contain all adjustments necessary to present a fair statement of the results of the interim period presented.

Revenue Recognition

As marketing service agreements are relatively short-term in nature, revenue is recognized when agreements are complete.  Any costs incurred on agreements in process are deferred until the agreement is complete.  Also, any advance payments from customers are deferred until the agreement is complete.  Completion of marketing service agreements occurs when the customer has approved and accepted the advertising materials.

 5

Earnings per Share

Basic loss per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.  There were no potentially dilutive securities during the period ended December 31, 2003.

Comprehensive Income

There are no reconciling items between the net loss presented in the Statements of Operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."

Stock-Based Compensation

The Company has no stock-based compensation arrangements.  Should it enter into these types of arrangements, the Company intends to follow the recognition and measurement principles of APB Opinion No. 25,"Accounting for Stock Issued to Employees," and related interpretations.  Compensation cost for stock options granted to non-employees will be measured using the Black-Scholes valuation model at the date of grant multiplied by the number of options granted, amortized over the estimated life of the option.  This compensation cost will be recognized ratably over the vesting period.

6

PACIFIC ALLIANCE VENTURES LTD. FINANCIAL REPORT DECEMBER 31, 2003

  C:\filings\pacific alliance\sb-100225

C  O  N  T  E  N  T  S

       Page

INDEPENDENT AUDITORS' REPORT

1

BALANCE SHEET

2

STATEMENT OF OPERATIONS

3

STATEMENT OF STOCKHOLDERS' EQUITY

4

STATEMENT OF CASH FLOWS

5

NOTES TO FINANCIAL STATEMENTS

6 - 8

  C:\filings\pacific alliance\sb-10022

PETERSON SULLIVAN PLLC

601 UNION STREET    SUITE 2300    SEATTLE WA 98101   (206) 382-7777    FAX 382-7700

CERTIFIED  PUBLIC  ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Pacific Alliance Ventures Ltd.

Vancouver, British Columbia

We have audited the accompanying balance sheet of Pacific Alliance Ventures Ltd. as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the period from October 20, 2003 (inception) to December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Alliance Ventures Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the period from October 20, 2003 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States.

February 16, 2004

1

  C:\filings\pacific alliance\sb-10022

PACIFIC ALLIANCE VENTURES LTD.

BALANCE SHEET

December 31, 2003

ASSETS
Current Assets
Cash	$ 130,393
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Income tax payable	$ 7,117
Stockholders' Equity
Common stock, par value $.001, authorized 100,000,000
shares; issued and outstanding 9,905,100 shares	9,905
Additional paid-in capital	87,018
Retained earnings	31,353
128,276
Stock subscriptions receivable	(5,000)
123,276
$ 130,393

See Notes to Financial Statements

2

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF OPERATIONS

 For the Period From October 20, 2003 (Inception) to December 31, 2003

Revenues, marketing income	$ 217,500
Expenses
Coordination fee	175,000
Other	4,030
179,030
Income before tax	38,470
Income tax expense	7,117
Net income	$ 31,353
Basic and diluted earnings per share	$ 0.00

See Notes to Financial Statements

3

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF STOCKHOLDERS' EQUITY

 For the Period From October 20, 2003 (Inception) to December 31, 2003

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Total Stockholders' Equity

Balances, October 20, 2003	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock for cash	9,405,100	9,405	82,518			91,923
Issuance of common stock not paid
for by December 31, 2003	500,000	500	4,500		(5,000)	-
Net income				31,353		31,353
Balances, December 31, 2003	9,905,100	$ 9,905	$ 87,018	$ 31,353	$ (5,000)	$ 123,276

See Notes to Financial Statements

4

PACIFIC ALLIANCE VENTURES LTD.

STATEMENT OF CASH FLOWS

For the Period From October 20, 2003 (Inception) to December 31, 2003

Cash Flows From Operating Activities
Net income	$ 31,353
Adjustment to reconcile net income to net cash from operating activities
Increase in taxes payable	7,117
Cash flows from operating activities	38,470
Cash Flows From Financing Activity
Issuance of common stock	91,923
Net increase in cash and cash balance at December 31, 2003	$ 130,393

See Notes to Financial Statements

5

NOTES TO FINANCIAL STATEMENTS

Note 1.  Organization and Significant Accounting Policies

Organization

Pacific Alliance Ventures Ltd. ("the Company") is a marketing and advertising service provider.  The Company designs marketing and advertising campaigns for corporate clients wishing to increase awareness of their products, services, corporate image and general corporate branding.

The Company conducts its business through offices in Phoenix, Arizona, and Vancouver, British Columbia, and intends to gradually increase its availability to corporate clients across North America.  The Company works with a number of freelance designers, writers, and editors who enable the Company to react to customer demands without the need to incur large fixed overhead costs.

The Company's offices are currently provided on a rent free basis by the President and Chief Executive Officer of the Company.

The Company designs marketing and branding campaigns in conjunction with its clients and relies on its ability to custom-design marketing solutions in response to client's needs to secure additional business.

Cash

Cash includes cash balances held at a bank.  The Company, on occasion, has cash balances in excess of insured limits.

No cash payments for interest or income taxes were made during the period from October 20, 2003 (inception) to December 31, 2003.

Revenue Recognition

As marketing service agreements are relatively short-term in nature, revenue is recognized when agreements are complete.  Any costs incurred on agreements in process are deferred until the agreement is complete.  Also, any advance payments from customers are deferred until the agreement is complete.

All revenue in 2003 was from one customer.

Advertising Costs

Advertising costs will be expensed as incurred.

6

Taxes on Income

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.  In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Earnings per Share

Basic loss per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.  There were no potentially dilutive securities during the period ended December 31, 2003.

Comprehensive Income

There are no reconciling items between the net loss presented in the Statements of Operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."

Stock-Based Compensation

The Company has no stock-based compensation arrangements.  Should it enter these types of arrangements, the Company intends to follow the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.  Compensation cost for stock options granted to non-employees will be measured using the Black-Scholes valuation model at the date of grant multiplied by the number of options granted, amortized over the estimated life of the option.  This compensation cost will be recognized ratably over the vesting period.

Segment Reporting

Management considers the Company to operate on only one business segment.  Accordingly, any disclosures required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," are already incorporated in other financial statement disclosures.

Fair Value of Financial Instruments

Financial instruments consist of cash.  The fair value of cash balances approximates their carrying amounts.

7

New Accounting Standards

New accounting standards issued through the date of the independent auditors' report do not have an effect on these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from the estimates that were used.

Note 2.  Income Taxes

As there are no temporary or permanent tax differences, income tax on income computed at statutory rates equals income tax expense.

The Company had no deferred tax differences at December 31, 2003.

8

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have no changes in or disagreements with our accountants.

AVAILABLE INFORMATION

We are a reporting company and are subject to the reporting requirements of the Exchange Act.  We voluntarily filed a Form 10-SB on February 27, 2004.  We have filed a registration statement on Form SB-2 under the Act with the Securities and Exchange Commission with respect to the shares of our common stock offered by this prospectus.  This prospectus is filed as a part of the registration statement and does not contain all of the information contained in the registration statement and exhibits and reference is hereby made to such omitted information.  Statements made in this registration statement are summaries of the material terms of these referenced contracts, agreements or documents but are not necessarily complete.  However, all information we considered material relating to the terms of any referenced contracts, agreements or documents has been disclosed.  Reference is made to each exhibit for a more complete description of the matters involved and these statements shall be deemed qualified in their entirety by the reference.  You may inspect the registration statement and exhibits and schedules filed with the Securities and Exchange Commission at the Securities and Exchange Commission's principle office in Washington, D.C.  Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.  The Securities and Exchange Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and information regarding registrants that file electronically with the Commission.  For further information pertaining to us and our common stock offered by this prospectus, reference is made to the registration statement.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation which is not the case with our articles of incorporation.  Excepted from that immunity are:

(1)

a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

(2)

a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

(3)

a transaction from which the director derived an improper personal profit; and

(4)

willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

(1)

such indemnification is expressly required to be made by law;

(2)

the proceeding was authorized by our Board of Directors;

(3)

such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or

(4)

such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of Pacific Alliance Ventures Ltd., or is or was serving at the request of Pacific Alliance Ventures Ltd. as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of Pacific Alliance Ventures Ltd. -- except by reason of the fact that such officer is or was a director of Pacific Alliance Ventures Ltd. in which event this paragraph shall not apply-- in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of Pacific Alliance Ventures Ltd.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of the offering are denoted below.  Please note that all amounts are estimates other than the Commission's registration fee.

Securities and Exchange Commission registration fee:

$125.50

Federal Taxes

$0.00

State Taxes and Fees

$0.00

Transfer Agent Fees

$1,200.00

Accounting fees and expenses

$2,500.00

Legal fees and expenses

$5,000.00

Miscellaneous

$1,000.00

TOTAL:

$9,825.50

We will pay all expenses of the offering listed above from cash on hand.  No portion of these expenses will be borne by the selling shareholders.

RECENT SALES OF UNREGISTERED SECURITIES

On December 31, 2003, we issued 9,905,100 common shares at $0.01 per share to 58 subscribers.  9,872,100 of these shares were issued under Regulation S and 33,000 of these shares were issued under Rule 506 of Regulation D.  None of the purchasers who received shares under Regulation S are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  Subscribers to the offering under Regulation S acknowledged that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied.  The purchasers who received shares under Rule 506 of Regulation D warranted their eligibility as an "Accredited Investor" as that term is defined in Regulation D.

EXHIBITS

Item 27

Exhibits

3.1*

Articles of Incorporation

3.2*

Bylaws

5.1

Legal Opinion of Clark Wilson

10.1*

Marketing and Publicity Agreement with Libreville Corp.

23.1*

Consent of Peterson Sullivan, P.L.L.C.

UNDERTAKINGS

Item 28

Undertakings

We undertake that we will:

1)

File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)

Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)

Include any additional or changed material information on the plan of distribution.

2)

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the bona fide offering.

3)

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on August 9, 2004.

Pacific Alliance Ventures Ltd.

/s/Velda King

/s/Gerald R. Tuskey

Velda King, President,

Gerald R. Tuskey,

Chief Executive Officer and Director

Chief Financial Officer, Director,

Principal Accounting Officer and Controller

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature

Title

Date

/s/Velda King

President, C.E.O.

August 9, 2004

Velda King

and Director

/s/Gerald R. Tuskey

C.F.O., Director

August 9, 2004

Gerald R. Tuskey

Principal Accounting Officer

And Controller